

September 6, 2013

<u>Via U.S. Mail and Facsimile</u>
Mr. John Ryan
Chief Financial Officer
Shoshone Silver/Gold Mining Company
254 W. Hanley Ave, Suite A
Coeur d'Alene, ID 83815

> **Re: Shoshone Silver/Gold Mining Company
> Amendment No. 1 to Form 10-K for the Fiscal Year Ended
> September 30, 2012
> Filed August 30, 2013
> Response dated September 3, 2013
> File No. 000-31184**

Dear Mr. Ryan:

We have reviewed your response letter and filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-K for the Fiscal Year ended September 30, 2012

Item 9A Controls and Procedures, page 51

1.   We note your response to comment 2 from our letter August 6, 2013, indicating that your internal control over financial reporting was not effective as of September 30, 2012. Please amend to provide an explicit statement as to whether or not internal control over financial reporting was effective as of September 30, 2012 to comply with Item 308(a)(3) of Regulation S-K.

You may contact Joanna Lam at (202) 551-3476 or Craig Arakawa at (202) 551- 3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining